UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 12)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Majesco Entertainment Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

784495103
(CUSIP Number)

Trinad Capital Master Fund Ltd.
2121 Avenue of the Stars, Suite 1650
Los Angeles, CA 90067
(310) 601-2500
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

May 18, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

SCHEDULE 13D

CUSIP No. 784495103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Trinad Capital Master Fund Ltd.
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  ❒
                               (b) ❒
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF                2,773,796
SHARES        ____________________________________________________________
BENEFICIALLY         8) SHARED VOTING POWER
OWNED BY
EACH   ____________________________________________________________
REPORTING          9) SOLE DISPOSITIVE POWER
PERSON              2,773,796
WITH   ____________________________________________________________
            10) SHARED DISPOSITIVE POWER
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,773,796
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
______________________________________________________________________________

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.46%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
CO
______________________________________________________________________________

SCHEDULE 13D

CUSIP No. 784495103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Robert S. Ellin
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ❒
                            (b) ❒
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             33,856
SHARES        ____________________________________________________________
BENEFICIALLY       8) SHARED VOTING POWER
OWNED BY           3,128,3501
EACH   ____________________________________________________________
REPORTING            9) SOLE DISPOSITIVE POWER
PERSON                 33,856
WITH   ____________________________________________________________
           10) SHARED DISPOSITIVE POWER
                  3,128,3501
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,162,2061
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
_____________________________________________________________________________

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.21%
_____________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
_____________________________________________________________________________

----------------------------------------
1 Includes (A) 2,773,796 shares of Common Stock owned by the Trinad Capital Master Fund Ltd. (the “Fund”); (B) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock that are owned directly by Atlantis Equities, Inc., a Delaware corporation of which Nancy J. Ellin is the sole stockholder (“Atlantis”); and (D) 81,442 shares of Common Stock owned by the Robert S. Ellin Profit Sharing Plan (the “Plan”).  Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

SCHEDULE 13D

CUSIP No. 784495103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Nancy J. Ellin
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  ❒
                               (b) ❒
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             47,656
SHARES        ____________________________________________________________
BENEFICIALLY         8) SHARED VOTING POWER
OWNED BY             340,7542
EACH   ____________________________________________________________
REPORTING          9) SOLE DISPOSITIVE POWER
PERSON              47,656
WITH   ____________________________________________________________
           10) SHARED DISPOSITIVE POWER
              340,7542
_____________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
388,4102
____________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
____________________________________________________________________________

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.75%
____________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
____________________________________________________________________________

---------------------------------
2 Includes (A) 33,856 shares of Common Stock owned by Robert S. Ellin, Mrs. Ellin’s spouse, (B) 225,456 shares of Common Stock that are owned directly by Atlantis, a company of which Mrs. Ellin is the sole stockholder; and (C) 81,442 shares of Common Stock owned by the Plan.  Mrs. Ellin disclaims any beneficial ownership of shares of Common Stock owned individually by Mr. Ellin, and owned directly by Mr. Ellin and the Plan.

SCHEDULE 13D

CUSIP No. 784495103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Atlantis Equities, Inc.
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ❒
                             (b) ❒
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  SC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
New York
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             225,456
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY
EACH   ____________________________________________________________
REPORTING             9) SOLE DISPOSITIVE POWER
PERSON                 225,456
WITH   ____________________________________________________________
           10) SHARED DISPOSITIVE POWER
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
225,456
_____________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
_____________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.01%
____________________________________________________________________________
14) TYPE OF REPORTING PERSON
CO
____________________________________________________________________________

SCHEDULE 13D

CUSIP No. 784495103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Robert S. Ellin Profit Sharing Plan
______________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  ❒
                               (b) ❒
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
______________________________________________________________________________
             7) SOLE VOTING POWER
NUMBER OF             81,442
SHARES           ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY
EACH   ____________________________________________________________
REPORTING             9) SOLE DISPOSITIVE POWER
PERSON                 81,442
WITH   ____________________________________________________________
            10) SHARED DISPOSITIVE POWER
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
81,442
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.37%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
______________________________________________________________________________

The purpose of this Schedule 13D/A is to reflect the purchases of additional shares of common stock, $.001 par value per share (the “Common Stock”), by one or more of the Reporting Persons since the date of the filing of amendment number 11 to this Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Since the date of amendment number 11 to this Schedule 13D, the Fund used $321,989.47 of investment capital to purchase an aggregate of 229,812 shares of Common Stock.

Item 4. Purpose of Transaction.

On March 24, 2006, the Fund delivered to the Secretary of the Issuer a notice notifying the Issuer of the Fund's intention to nominate three (3) persons for election to the Board of Directors of the Issuer at the 2006 annual meeting of stockholders of the Issuer. As previously disclosed on several occasions, the Fund has sought to create a more independent Board and has requested that the Issuer take all appropriate action to appoint independent members designated by the Fund.

The Reporting Persons have made numerous requests that the Issuer and the Board take actions to improve the performance and financial condition of the Issuer and to establish a more appropriate corporate governance structure. To date, the Issuer has not acted upon any of the Fund’s requests.

The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose or pursue any of the foregoing actions or matters or change their intentions with respect to the matters referred to herein.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof:

(i) The Fund may be deemed to beneficially own 2,773,796 shares of Common Stock, representing approximately 12.46% of the outstanding shares of Common Stock.

(ii) Robert S. Ellin may be deemed to beneficially own 3,162,206 shares of Common Stock, representing approximately 14.21% of the outstanding shares of Common Stock, including: (A) 33,856 shares of Common Stock owned directly by Robert S. Ellin; (B) 2,773,796 shares of Common Stock owned by the Fund; (C) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (D) 225,456 shares of Common Stock owned directly by Atlantis, a Delaware corporation of which Nancy J. Ellin is the sole stockholder; and (E) 81,442 shares of Common Stock owned by the Plan. Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

(b) As of the date hereof:

(i) The Fund has sole power to vote and dispose of 2,773,796 shares of Common Stock.

(ii) Robert S. Ellin has sole power to vote and dispose of 33,856 shares of Common Stock and shared power to vote and dispose of 3,162,206 shares of Common Stock, reflecting, (A) 2,773,796 shares of Common Stock owned by the Fund; (b) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock that are owned directly by Atlantis; and (D) 81,442 shares of Common Stock owned by the Plan. Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

(c) The following Reporting Persons have effected the following transactions with respect to shares of the Common Stock since the date of the amendment number 11 to this Schedule 13D:

On March 30, 2006, the Fund purchased 37,677 shares of Common Stock through an open market transaction at a price of $1.3429 per share.

On March 31, 2006, the Fund purchased 39,674 shares of Common Stock through an open market transaction at a price of $1.3686 per share.

On March 31, 2006, the Fund purchased 21,400 shares of Common Stock through an open market transaction at a price of $1.2807 per share.

On May 1, 2006, the Fund purchased 15,000 shares of Common Stock through an open market transaction at a price of $1.5980 per share.

On May 9, 2006, the Fund purchased 5,347 shares of Common Stock through an open market transaction at a price of $1.3823 per share.

On May 15, 2006, the Fund purchased 7,548 shares of Common Stock through an open market transaction at a price of $1.3718 per share.

On May 15, 2006, the Fund purchased 25,196 shares of Common Stock through an open market transaction at a price of $1.3658 per share.

On May 16, 2006, the Fund purchased 25,000 shares of Common Stock through an open market transaction at a price of $1.4502 per share.

On May 16, 2006, the Fund purchased 7,766 shares of Common Stock through an open market transaction at a price of $1.36 per share.

On May 17, 2006, the Fund purchased 8,042 shares of Common Stock through an open market transaction at a price of $1.4519 per share.

On May 17, 2006, the Fund purchased 22,400 shares of Common Stock through an open market transaction at a price of $1.4676 per share.

On May 18, 2006, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $1.5215 per share.

On May 19, 2006, the Fund purchased 4,762 shares of Common Stock through an open market transaction at a price of $1.4317 per share.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2006

TRINAD CAPITAL MASTER FUND LTD.

By: Trinad Capital L.P.

By: Trinad Advisors GP, LLC

By: /s/ Robert S. Ellin

Robert. S. Ellin, Managing Member

/s/ Robert S. Ellin
Robert S. Ellin

/s/ Nancy J. Ellin
Nancy J. Ellin

ATLANTIS EQUITIES, INC.

   /s/ Nancy J. Ellin
By: Nancy J. Ellin, President

ROBERT S. ELLIN PROFIT SHARING PLAN

   /s/ Robert S. Ellin, Trustee
By: Robert S. Ellin, Trustee

TRINAD CAPITAL MASTER FUND LTD.

By: Trinad Capital L.P.

By: Trinad Advisors GP LLC

By: /s/ Robert S. Ellin
   Name: Robert S. Ellin
   Title: Managing Member